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News Release
For immediate release

BCE strategic review process:
Another consortium enters privatization talks

Montréal (Québec) June 5, 2007 - The Strategic Oversight Committee of the Board of Directors of BCE Inc. (TSX/NYSE: BCE) today announced that another group is entering into discussions to explore the possibility of taking the Company private and that members of the group have signed non-disclosure and standstill agreements with BCE on a non-exclusive basis. The consortium includes Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan and Providence Equity Partners Inc.

The Company had previously announced its intention to review all strategic alternatives with a view to further enhance shareholder value. The review is currently expected to be completed in the third quarter of 2007.

No assurances can be provided that any offer, if made, by any bidding group, now formed or to be formed in the future, will be accepted by the Board of Directors or that this review of alternatives will result in any specific action being taken by the Company.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Pierre Leclerc
Bell Canada, Media Relations
514 391-2007
1 877 391-2007
pierre.leclerc@bell.ca